

SECURI 05044148 ISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35085



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/1/04 (MM/DD/YY) AND ENDING 8/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABACUS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11250 KIRKLAND WAY, SUITE 202
(No. and Street)

KIRKLAND (City) WASHINGTON (State) 98033 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Ann Allen (425) 455-1040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greenwood, Ohlund & Co. LLP
(Name – *if individual, state last, first, middle name*)

1445 NW 56th (Address) Seattle (City) WA (State) 98107 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 25 2006

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary Ann Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abacus Securities Corporation, as of 8/31, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


BROOKE L. McCASLIN
COMMISSION EXPIRES
NOTARY
PUBLIC
JUNE 15, 2009
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement xxxxxxxxxxxxxxxxxxxxxxxxxxxx Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x(o) Independent Auditor's report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Abacus Securities Corporation

Financial Report

August 31, 2005

Contents

	Page
Independent Auditors' Report	1
Facing Page	2
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 8
Schedule I - Computation of Net Capital	9
Schedule II - Computation of Reserve Requirements	10
Schedule III - Information for Possession or Control Requirements	11
Independent Auditors' Report on Internal Accounting Controls	12 - 13



GREENWOOD, OHLUND & CO., LLP

Certified Public Accountants

Chris Kindness, CPA
Al Baeskens, CPA
David P. Skone, CPA

Member of the American Institute of Certified
Public Accountants and the Washington
Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Abacus Securities Corporation
Kirkland, Washington

We have audited the accompanying statement of financial condition of Abacus Securities Corporation ("the Company") as of August 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abacus Securities Corporation as of August 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments to the financial statements that might be necessary should the Company be unable to continue as a going concern.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 2, 10, 11 and 12 is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greenwood, Ohlund & Co., LLP

Greenwood, Ohlund & Co., LLP

November 14, 2005

1445 NW 56th St. • Seattle, WA 98107
Phone: (206) 782-1767 • Fax: (206) 784-4506 • E-mail: mycpa@greenwoodcpa.com

Abacus Securities Corporation
Statement of Financial Condition
August 31, 2005

Assets

Cash	$	39,080
Commissions receivable		2,909
Common stock investment, at fair value		16,450
Furniture and equipment		333
Total assets	$	58,772

Liabilities and Stockholder's Equity

Liabilities		
Commissions payable	$	1,897
Federal income tax payable - current		975
Federal income tax payable - deferred		1,379
Total liabilities		4,251
Stockholder's Equity		
Common stock, no par value: 50,000 shares authorized, 1,000 shares issued and outstanding		4,500
Retained earnings		50,021
Total stockholder's equity		54,521
Total liabilities and stockholder's equity	$	58,772

The accompanying notes are an integral part of this statement.

Abacus Securities Corporation
Statement of Income
For the Year Ended August 31, 2005

Revenue	
Commissions - listed transactions	$ 5,445
Commissions - mutual funds	152,227
Other commissions and fees	127,583
Total revenue	285,255
Expenses	
Commissions	105,135
Salaries and wages	135,117
Employee benefits	3,109
Dues and subscriptions	15
Reimbursed expenses	13,250
Regulatory fees	1,730
Equipment rent	364
Legal and accounting	5,175
Rent - office	3,527
Business and payroll taxes	17,406
Depreciation and amortization	1,449
Printing	807
Travel, entertainment and sales expenses	292
Telephone and utilities	76
Office expenses and postage	3,089
Other expenses	390
Total expenses	290,931
Income from operations	(5,676)
Other Income (Expense)	
Unrealized gains on marketable securities	7,950
Gain (loss) on disposal of fixed assets	(1,187)
Interest income	130
Total other income (expense)	6,893
Income before income taxes	1,217
Provision for Federal income taxes	103
Net income	$ 1,114

The accompanying notes are an integral part of this statement.

Abacus Securities Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended August 31, 2005

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance, August 31, 2004	1,000	$ 4,500	$ 48,907	$ 53,407
Net income, year ended August 31, 2005	-	-	1,114	1,114
Balance, August 31, 2005	1,000	$ 4,500	$ 50,021	$ 54,521

The accompanying notes are an integral part of this statement.

Abacus Securities Corporation
Statement of Cash Flows
For the Year Ended August 31, 2005

Cash Flows From Operating Activities	
Cash received from customers	$ 295,495
Cash paid to suppliers and employees	(281,151)
Interest income received	130
Federal income taxes paid	(491)
Net Cash Provided by Operating Activities	13,983
Cash, beginning of year	25,097
Cash, end of year	$ 39,080

Reconciliation of Net Income to Cash Provided by Operating Activities:

Net income	$ 1,114
Adjustments to reconcile net income to cash provided by in operating activities:	
Depreciation and amortization	1,449
Unrealized gains on investment in marketable securities	(7,950)
Loss on disposal of fixed assets	1,187
Changes in assets and liabilities:	
Commissions receivable decrease	10,240
Prepaid expenses decrease	6,501
Commissions payable increase	1,830
Federal income taxes payable decrease	(388)
Net Cash Provided by Operating Activities	$ 13,983

The accompanying notes are an integral part of this statement.

Abacus Securities Corporation
Notes To Financial Statements
August 31, 2005

Note 1 - Summary of Significant Accounting Policies

General

Abacus Securities Corporation ("the Company"), is a broker and dealer in securities located in Kirkland, Washington, and is a member of the National Association of Security Dealers. The Company deals primarily in mutual funds and clears all customer individual stock and bond transactions through Saxony Securities. The Company was purchased by Abacus Group LLC effective October 1, 2004.

Cash

Cash includes checking accounts and money market accounts.

Commissions Receivable

An allowance for doubtful commissions receivable has not been provided, as it is management's opinion that all amounts are collectible.

Furniture and Equipment

Furniture and equipment are stated at cost. Furniture and equipment are depreciated using the straight-line method with estimated useful lives of three to seven years for financial reporting purposes, while expense elections under IRS Section 179 or estimated useful lives of five to seven years are utilized for tax purposes.

Federal Income Taxes

The Company determines income for Federal income tax purposes on the basis of cash receipts and disbursements. The Company uses the accrual method to determine income for financial reporting purposes. The Company uses MACRS depreciation for tax reporting and straight-line depreciation for financial reporting. Deferred income taxes are provided for temporary differences resulting from the recognition of income and expenses for financial reporting purposes in different periods than for tax purposes.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Abacus Securities Corporation
Notes To Financial Statements
August 31, 2005

Note 2 – Property and Equipment

Property and equipment are comprised of the following at August 31, 2005:

Furniture and fixtures	$	8,488
Data processing equipment		6,087
		14,575
Less accumulated depreciation		14,242
	$	333

Note 3 - Federal Income Taxes

The provision for Federal income taxes of $103 is comprised of $895 that is current, and a $792 decrease in deferred taxes payable.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2005, the Company had net capital of $51,015, which was $46,015 in excess of its required net capital of $5,000. The Company's net capital ratio was 5.63% to 1 at August 31, 2005.

Note 5 - Related Party Transactions

The Company shares office space with Abacus Group LLC, which is composed of three separate companies: Abacus Securities Corp., Abacus Financial, and Conover Capital Management, a Registered Investment Advisor firm. Abacus Group LLC paid various direct expenses in the amount of approximately $10,000 on behalf of the Company during the fiscal year ended August 31, 2005. Abacus Group LLC also paid shared office rent, employee benefits and other overhead expenses in the amount of approximately $82,000 during the fiscal year ended August 31, 2005. A total of $13,250 was reimbursed to Abacus Group LLC during the year.

Note 6 – Going Concern Consideration

As discussed in Note 5, Abacus Group LLC paid approximately $82,000 of shared overhead expenses on behalf of the Company and Abacus Group LLC for which it was not reimbursed by the Company. If Abacus Group LLC was to discontinue paying these shared overhead expenses, the Company might not be able to continue as a going concern.

ADDITIONAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AUGUST 31, 2005

Schedule I

Abacus Securities Corporation

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

August 31, 2005

Net Capital		
Total stockholders' equity		$ 54,521
Deduct non-allowable assets:		
Commissions receivable over thirty days		-
Prepaid expenses		-
Property, equipment and tenant improvements, net		(333)
Net capital before haircuts on securities positions		54,188
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		(3,173)
Net capital		$ 51,015
Aggregate Indebtedness		
Included in statement of financial condition:		
Commissions payable		$ 1,897
Federal income taxes payable		975
Total aggregate indebtedness		$ 2,872
Computation of Basic Net Capital Requirement:		
Minimum net capital required:		
6-2/3% of total aggregate indebtedness	(A)	$ 191
Minimum dollar net capital requirement	(B)	$ 5,000
Greater of (A) or (B)		$ 5,000
Excess net capital		$ 46,015
Excess net capital at 1000%		$ 50,728
Ratio of aggregate indebtedness to net capital		5.63%

Reconciliation of Net Capital Statement

The above net capital computation differs from the computation of net capital included in the FOCUS Part IIA filed by the Company as of August 31, 2005 as it was increased by the amount $13,277, which is the amount of marketable securities held by the Company on on August 31, 2005, net of applicable haircuts, and increased by $388 of other audit adjustments.

Schedule II

Abacus Securities Corporation

Computation of Reserve Requirements Under
Rule 15c3-3 of the Securities and
Exchange Commission

August 31, 2005

The Company is exempt from Rule 15c3-3 under section (k)(2)(ii), as it cleared all customer individual stock and bond transactions through Saxony Securities on a fully disclosed basis.

Schedule III

Abacus Securities Corporation

Information for Possession or Control
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

August 31, 2005

The Company is exempt from Rule 15c3-3 under section (k)(2)(ii), as it cleared all customer individual stock and bond transactions through Saxony Securities on a fully disclosed basis.

Abacus Securities Corporation
Independent Auditors' Report On Internal Accounting
Controls Required By SEC Rule 17a-5

To the Board of Directors
Abacus Securities Corporation
Kirkland, Washington

In planning and performing our audit of the financial statements and supplemental schedules of Abacus Securities Corporation for the year ended August 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Abacus Securities Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Abacus Securities Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Reconciliation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Abacus Securities Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and record properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Board of Directors
Abacus Securities Corporation
November 14, 2005
Page 2

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that Abacus Securities Corporation practices and procedures were adequate at August 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management and the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.



Greenwood, Ohlund & Co., LLP
Certified Public Accountants
Seattle, Washington

November 14, 2005